

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 13, 2012

Via E-mail
Seth Lederman
President, Chief Executive Officer and Chairman
Tonix Pharmaceuticals Holding Corp.
509 Madison Avenue, Suite 306
New York, New York 10022

> **Re:** **Tonix Pharmaceuticals Holding Corp.**
> **Current Report on Form 8-K**
> **Filed October 14, 2011**
> **File No. 333-150149**

Dear Mr. Lederman:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing[s] to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: (via e-mail) Harvey Kesner, Esq.
        Sichenzia Ross Friedman Ference Anslow LLP